EXHIBIT 99.1

VOX ANNOUNCES UPDATED DISCLOSURE DOCUMENTS

TORONTO, CANADA – January 20, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the“Company”), a returns focused mining royalty company, is pleased to announce today that in connection with the review of the preliminary base shelf prospectus dated October 25, 2022 (the “Prospectus”) and further to the Ontario Securities Commission’s (the “OSC”) review of the Company’s continuous disclosure in connection with the Prospectus, the Company will be refiling its technical report on its Wonmunna project dated August 10, 2022 (the “Technical Report”), its annual management discussion and analysis for 2021, dated April 26, 2022 (the “Annual MD&A”) and its interim management discussion and analysis for the nine month period ended September 30, 2022, dated November 15, 2022 (the “Q3 MD&A”), to address the comments raised by the OSC in the manner noted below.

Kyle Floyd, Chief Executive Officer commented, “The Company is pleased to be updating its technical disclosure concerning certain technical reports and MD&A as requested by the OSC in conjunction with its review of our preliminary base shelf filing, which is needed to strictly comply with NI 43-101. Management is pleased to have the disclosure fully compliant and does not believe that the disclosure amendments are material (individually or in the aggregate).”

•	The Company’s Technical Report: (i) clarifies that the Company is treating the mineral resources and mineral reserves at Wonmunna as a historical estimate, in each case, in reliance on publicly available information disclosed by the owner of the Wonmunna project, (ii) updates the authors’ responsibility sections to includes sections 13 and 14, (iii) clarifies that with respect to the disclosure in sections 9 through 12, sections 18, 19 and 25 of the Technical Report, the Company is relying on the exemption in s. 9.2(b) National Instrument 43-101F1 – Technical Report (“NI 43-101F1”), and (iv) provides additional disclosure in section 20 of the Technical Report with respect to Environmental Studies, Permitting, and Social or Community Impact that was contained in a different part of the Technical Report.

•	The Company’s Annual MD&A has been amended to remove the following disclosure which was not in compliance with section 2.2(d) of NI 43-101: (i) disclosure of mineral resources by Gold Standard Ventures Corp. (“GSV”) in November 2021, expressed as contained ounces without referencing the applicable grade, and (ii) disclosure of a mineral resource estimate at the Ulysses-Leonora project by Genesis Minerals Limited (“Genesis”) in March 2022, with the total mineral resource expressed as contained ounces without referencing the applicable grade. The Company’s Annual MD&A was also amended to include a reference to the applicable grade to ensure compliance with section 2.2 (d) of NI 43-101 with respect to the following disclosure: (i) disclosure of the results of a feasibility study by GSV in February 2022, with mineral reserves expressed as contained ounces, (ii) disclosure of a mineral resource at the Bulgera project by Norwest Minerals Limited in March 2022, with mineral resources expressed as contained ounces, (iii) disclosure of a mineral resource estimate at the Ulysses-Leonora project by Genesis in March 2022, with the total mineral resource expressed as contained ounces, and (iv) disclosure of a mineral reserve at the Segilola project by Thor Explorations Ltd. in March 2021, with the mineral reserve expressed as contained ounces. Finally, the Company’s Annual MD&A was amended to remove the disclosure of a mineral resource estimate at the Pedra Branca project by ValOre Metals Corp. in March 2022, with mineral resource grade expressed as total precious metals contrary to 2.3(1) of NI 43-101 and the Company has updated the disclosure by inserting further details on the mineral resources estimate in a NI 43-101 compliant form.

•	The Company’s Q3 MD&A has been amended (i) to include a reference to the applicable grade with respect to the Company’s disclosure of a scoping study on Jangada Mines plc’s (“Jangada”) April 2022 Pitombeiras project, with mineral resources expressed as total tonnes in compliance with s. 2.2(d) of NI 43-101, (ii) to remove the word “mineable” from the Company’s description of the Jangada mine as feasibility cannot be demonstrated by a scoping study, and (iii) to add the cautionary language required by s. 2.3(3) of NI 43-101 to its disclosure of the results of scoping studies by Jangada (Pitombeiras project) and Tartisan Nickel Corp. (Kenbridge project).

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

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Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

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